GROUP CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House,
Singapore 068877
Tel : 6877 8228 Writer's DDI No. 68778278
Fax : 6225 4959

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司

03003747

Our Ref : GCSS-EL/0221/03/LTR

7 February 2003

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY COURIER

03 FEB 10 AM 7:21

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclosed herewith a copy of the letter dated 5 February 2003 with enclosure *(Kingsgate International Corporation Limited – Approval of Development Application for Millennium Hotel Sydney)*.

Regards,

PROCESSED
MAR 03 2003
THOMSON FINANCIAL

Yours faithfully,

ENID LING
Assistant Manager
(Corporate Secretarial Services)

Encs.

cc M/s Coudert Brothers, Hong Kong (without enclosure) *(By Fax Only)*
Ms Catherine Loh (without enclosures)

EL/it

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746

Please reply to Group Corporate Secretarial Services Department,
36 Robinson Road #04-01 City House, Singapore 068877. Writers' DDI : (65) 68778278 / Fax: (65) 6225 4959.

http://www.cdl.com.sg

MASNET No. 41 OF 05.02.2003
Announcement No. 57

CITY DEVELOPMENTS LIMITED

Announcement by Subsidiary Company, Kingsgate International Corporation Limited on Approval of Development Application for Millennium Hotel Sydney

5 February 2003

Head, Listings Department
Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804.

Dear Sir

Announcement by Subsidiary Company, Kingsgate International Corporation Limited on Approval of Development Application for Millennium Hotel Sydney

We attach herewith a copy of the subject Announcement issued by Kingsgate International Corporation Limited on 3 February 2003, for your information.

KIC.pdf

Yours faithfully
CITY DEVELOPMENTS LIMITED

Enid Ling Peek Fong
Company Secretary

Submitted by Enid Ling Peek Fong, Company Secretary on 05/02/2003 to the SGX

KINGSGATE INTERNATIONAL CORPORATION LIMITED

AUSTRALIA
Centre Management Office
Birkenhead Point Shopping Centre
Roseby Street, Drummoyne
NSW 2047, PO Box 272
Drummoyne, NSW 1470
Australia
Tel: (02) 9181 3922
Fax: (02) 9819 7541

NEW ZEALAND
Level 13
280 Queen Street
PO Box 5640
Wellesley Street
Auckland
New Zealand
(09) 373 2266
(09) 913 8051

ANNOUNCEMENT FOR PUBLIC RELEASE
BY THE NEW ZEALAND STOCK EXCHANGE

Development Application for Millennium Hotel Sydney Approved

The board of directors of Kingsgate International Corporation Limited ("Company") announced today that the South Sydney Council has conditionally approved an application by the Company to convert part of the Millennium Hotel Sydney located at Upper Williams Street into residential apartments.

The shareholders of the Company were advised in August last year that the board was looking at options to convert part of the Hotel property into residential apartments due to the inability to sustain growth in the Sydney hotel sector.

The board is now looking into the financial and procedural aspects of launching this project.

For any further information/queries, please contact the Group Company Secretary, Mr Kasinather Arasaratnam at 09 9138002.